Filed by Selina Hospitality PLC pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BOA Acquisition Corp.

Commission File No.: 001-40102

Selina and BOA Acquisition Corp. Announce Effectiveness of Registration Statement and Special Meeting to Approve Business Combination

BOA Acquisition Corp. Encourages Stockholders to Vote “FOR” the Business Combination on October 21, 2022

NEW YORK (October 3rd, 2022) - Selina Hospitality PLC (“Selina”), the fast-growing lifestyle and experiential hotel company targeting Millennial and Gen Z travelers, and BOA Acquisition Corp. (“BOA”), a special purpose acquisition company, today announced that the Registration Statement on Form F-4 (the “proxy statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) was declared effective on September 30, 2022. The proxy statement was filed with the SEC in connection with the proposed business combination between BOA and Selina announced on December 2, 2021 (the “Business Combination”). The proxy statement provides important information about BOA, Selina and the Business Combination.

BOA has scheduled the Special Meeting of stockholders to seek approvals relating to the Business Combination. A record date of August 18, 2022 has been set for the determination of stockholders eligible to receive the proxy statement and vote at the Special Meeting. Distribution of the definitive proxy statement to eligible stockholders will begin in the following days. Voting is easy and can be done via touch-tone phone, internet or mail by following the instructions provided by your bank or broker.

If approved by BOA’s stockholders, the parties anticipate that the Business Combination will become effective shortly after the Special Meeting, upon the satisfaction of all other closing conditions. BOA’s Board of Directors unanimously recommends that its stockholders vote “FOR” the approval of the Business Combination and the transactions contemplated thereby.

“We continue the positive momentum to a record year ahead; we keep being true to our mission by connecting our brand to local guests, remote workers, and digital nomads. In the first half of this year, we increased our total revenue by 142% and occupancy by 60% compared to the same period in 2021,” said Rafael Museri, Co-Founder and Chief Executive Officer of Selina. “We opened 3,368 bedspaces within 13 properties in Greece, Australia, Portugal, Panama, the United States, Morocco and Israel. We also signed 7,374 bedspaces within 17 new properties and expansions across Australia, the United States, Greece, Mexico, Portugal, Panama and Israel. This brings the total count at the end of H1 2022 to 163 open and secured locations in 25 countries across six continents.”

The Class A common stock of BOA and the publicly-traded BOA warrants currently are traded on the New York Stock Exchange under the symbols “BOAS” and “BOAS WS”, respectively. Upon closing of the transaction, the ordinary shares of Selina are expected to be publicly traded on Nasdaq under the ticker symbol “SLNA’’ while the BOA warrants, which will be automatically assigned to and assumed by Selina, will trade under the “SLNAW” ticker symbol. Upon completion of the business combination, subject to any redemptions by the public stockholders of BOA and the payment of transaction expenses at closing, Selina expects to have approximately $54 million in PIPE proceeds, up to $231 million in cash from BOA’s trust account and $118 million from subscriptions to the $147.5 million principal amount of 6% senior unsecured convertible notes due 2026 announced on April 25, 2022 to fund operations and continue its plans to achieve profitability.

If any stockholder does not receive the proxy statement, please request your voting control number from your bank or broker or, alternatively, contact Morrow Sodali LLC, BOA’s proxy solicitor, for assistance via e-mail at BOA.info@investor.morrowsodali.com or toll-free call at (800) 662-5200.

The Special Meeting will be held at 10:00 a.m. Eastern Time, on October 21, 2022 via live webcast at https://www.cstproxy.com/boaacquisition/2022. Please note that you will only be able to access the Special Meeting by means of remote communication.

About Selina

Selina is one of the world’s largest lifestyle and experiential hotel company built to address the needs and desires of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness and local experiences. Custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel, work and play. Founded in 2014, each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations around the world – from urban cities to remote beaches and jungles. Selina’s portfolio includes over 163 open or secured properties across 25 countries and 6 continents. On December 2, 2021, Selina entered into a definitive merger agreement with BOA Acquisition Corp. (NYSE: BOAS), the closing of which, which is subject to customary conditions, will result in Selina becoming a publicly listed company. For further information on Selina, visit www.selina.com or check out @selina on Instagram, Twitter or Facebook. To explore Selina real estate partnership opportunities, please contact partnerships@selina.com.

About BOA Acquisition Corp.

BOA Acquisition Corp. (“BOA”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While BOA may pursue an initial business combination target in any business or industry, it intends to focus its search on businesses that provide technological solutions and innovation to the broader real estate industry.

Additional Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed business combination between BOA and Selina (the “Business Combination”). In connection with the proposed Business Combination, Selina has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement of BOA and a prospectus. Additionally, BOA has filed with the SEC a definitive proxy statement in respect of the Business Combination The definitive proxy statement and other relevant documents will be mailed to those stockholders of BOA as August 18, 2022 for voting on the Business Combination. Stockholders of BOA and other interested persons are advised to read the definitive proxy statement and any amendments thereto because such documents contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the Registration Statement and the definitive proxy statement without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents and BOA’s and Selina’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Participants in Solicitation

BOA, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s and Selina’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests is set forth in the Registration Statement (and included in the definitive proxy statement) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the Business Combination and expectations or plans of Selina’s management. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties to be contained in the Registration Statement and the definitive proxy statement included therein. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements.

Media Contacts:

ICR for Selina

Selina@icrinc.com